ARLS
P.E.

OGE Energy Corp.

2001 Annual Report

ARLS
P.E. 12/31/01

OGE®

CENTURY OF SERVICE 1902-2002

We have a strong mix of assets, well
region, delivering value with electric

OGE Energy Corp. (NYSE: OGE), with headquarters in Oklahoma City, is the parent company of Oklahoma Gas and Electric Company (OG&E), the state's largest electric company, and Enogex Inc., a natural gas pipeline and energy marketing business. OGE Energy and its subsidiaries have about 3,000 employees.

Oklahoma Gas and Electric Company, a regulated electric utility company, serves about 700,000 retail customers in Oklahoma and western Arkansas, and a number of wholesale customers throughout the region. OG&E, with eight power plants capable of producing about 5,800 megawatts, generates about 70 percent of its electricity from low-sulfur Wyoming coal and 30 percent from natural gas. The company delivers electricity across an interconnected transmission and distribution system spanning 30,000 square miles.

Enogex is engaged in natural gas production, gathering, transportation, processing and energy marketing. Enogex operates one of the nation's 10 largest natural gas pipeline systems with more than 10,000 miles of pipe, 13 processing plants, and 23 billion cubic feet of gas storage, principally in Oklahoma and Arkansas.

OGE Energy Resources is engaged in energy marketing and related activities. Operating in the national commodities markets for electricity and natural gas, Energy Resources' primary role is to optimize the generation, transmission and pipeline assets of OGE Energy.



Electricity Generation and Distribution



positioned in the mid-continent
ity and natural gas.

Gas and Electricity Marketing Area



Natural Gas Exploration and Production
Natural Gas Processing Plants
Electric Generation Facilities
Natural Gas Storage Fields
Enogex Pipeline
Ozark Pipeline
Electric Service Area

Our quarterly dividend payments, cash flow, continue to deliver solid

OGE Energy Corp. common stock data

	2001	2000	1999	1998	1997	1996
Earnings Per Average Common Share	$1.29	$1.89	$1.94	$2.04	$1.61	$1.62
Dividend Paid Per Share	$1.33	$1.33	$1.33	$1.33	$1.33	$1.33
Dividend Payout Ratio	103%	70%	69%	65%	83%	82%
Price Range	$24.69-20.25	$24.75-16.50	$29.06-18.50	$30.00-25.63	$27.38-20.25	$21.81-18.44
Price/Earnings Ratio-Year End	17.9	12.9	9.8	14.2	16.9	12.8
Return On Equity-Year End	9.7%	13.8%	14.8%	15.9%	13.2%	13.6%

Oklahoma Gas and Electric Company (dollars in millions except EPS, before elimination of inter-segment items)

	2001	2000	1999	1998	1997	1996
Operating revenue	$1,457	$1,454	$1,287	$1,312	$1,192	$1,200
Operating income	$237	$271	$270	$316	$246	$248
Net income	$121	$142	$139	$160	$121	$117
Total electricity sales (millions of kwh)	24,941	25,258	23,842	24,370	23,385	23,016
Earnings per share	$1.55	$1.83	$1.78	$1.98	$1.47	$1.42
Return on equity	13.1%	15.3%	15.6%	18.7%	13.9%	13.6%

Enogex (dollars in millions except EPS, before elimination of inter-segment items)

	2001	2000	1999	1998	1997	1996
Revenues Operating	$1,768	$2,112	$1,086	$506	$322	$231
Net of gas & products purchase costs	$225	$255	$198	$120	$110	$107
Net income (loss)	$(5)	$20	$22	$9	$16	$16
Earnings before interest & taxes	$42	$84	$73	$26	$26	$26
Earnings (loss) per share	$(0.06)	$0.28	$0.10	$0.20	$0.21	$0.20
Return (loss) on equity	(1.2)%	4.5%	6.8%	4.7%	12.0%	13.7%
Gas and power marketed (Tbtu)	285	438	301	163	81	53
Pipeline throughput (bcf)	640	761	483	198	167	157
Liquids produced (millions of gallons)	569	656	414	154	123	87
Gas produced (bcfe)	5.4	8.4	10.3	10.3	9.1	8.1

supported by consistently strong returns for OGE shareowners.

Operating Revenues
Millions of Dollars


$1,444
$1,618
$2,172
$3,299
$3,182
1997
1998
1999
2000
2001

Operating revenues again exceeded $3 billion, primarily reflecting energy marketing in the second full year of increased natural gas operations.

Non-Fuel O&M Expenses
Dollars per system megawatt hour


$11.31
$9.97
$10.53
$10.35
$11.31
1997
1998
1999
2000
2001

The increase primarily reflects the write-off of uncollectible accounts, rising pension and benefit costs and storm-restoration expenses.

Earnings Before Interest and Taxes
Millions of Dollars


$268
$339
$338
$352
$276
1997
1998
1999
2000
2001

Operating revenues declined primarily due to a poor commodity price environment, compounded by higher expenses.

Net Income
Millions of Dollars


$133
$166
$151
$147
$101
2001

Milder weather, higher operation and maintenance expenses and a weak natural gas processing environment contributed to reduced net income.

Cash Flow from Operations
Millions of Dollars


$296
$292
$224
$212
$538
1997
1998
1999
2000
2001

Cash flow is consistently strong. One-time reductions in working capital, triggered by record volatility in natural gas prices, contributed to abnormally high net cash from operations in 2001.

Total Return
Year-end, all dividends reinvested


37.4%
52.4%
6.8%
44.9%
44.7%
1997
1998
1999
2000
2001

Cumulative appreciation of OGE common stock, with dividends reinvested, if purchased on Dec. 31, 1996.

As we celebrate our 100th anniversary, well focused on the issues before us,



Steve Moore
Chairman, President and CEO

To our shareowners:

In many respects, for many people and many organizations, 2001 was a difficult year. Like many companies, we reported financial results that weren't as robust as the year before. Still, by a wide margin, your investment in OGE outperformed every sector of the energy industry—utilities, pipelines, oil and gas.

This year, we celebrate our 100th anniversary and as we look back on our company's first century, we report to you that we're drawing from our experience, well focused on the issues before us, and busy preparing for the future.

Our company is recalling a proud history as we navigate through this period of change. Ours is a history of success, of adapting to new and different circumstances in a century that has brought prosperity, but also times of hardship. As we look back, we appreciate the lessons offered by those who came before us. We carry forward their sense that an even keel is best; that perseverance pays.

Recognizing that our home territories are young in the context of our nation's history, we've made a great start. Our hometown, Oklahoma City, is hitting its stride with downtown projects that will top $1 billion. Expansion Management magazine's new list of "America's 50 Hottest Cities" has OKC in the top five. It's clear for all to see that we have a lot to look forward to.

Committed to the Dividend

One thing we've tried to do over the years is to keep our focus on the core duties involved in delivering value to the people who own this company. In 2001, we again generated the strong cash flow required to make quarterly dividend payments to our shareowners.

Again this year we are proud to report we have never cut our dividend and never missed a payment since our company first sold stock to the public in 1947. It takes real results to produce such a record, and we remain strongly committed to continuing it. We recognize the importance our shareowners place on the dividend and we take that responsibility very seriously.

The Going Got Tough

America began 2001 sharply divided over the presidential election, and ended the year strongly united in a war against terror. In between, our national economy slid into recession, people lost their jobs by the tens of thousands, and the stock market lost ground for the second year in a row.

The energy business was front-and-center for much of the turmoil. Blackouts rolled across California. Natural gas prices spiked to all-time highs before falling 73 percent. Two giants of the energy industry collapsed into bankruptcy. Electric deregulation, for years the focus of every strategic decision

we're drawing from our experience, and busy preparing for the future.

made in our business, was put on hold by virtually every state in a position to delay it—Oklahoma and Arkansas included.

Against this backdrop, we faced challenges of our own, most notably the ongoing integration of our largest-ever acquisition, the Transok pipeline system. The wild price swings in natural gas did not help results at our Enogex subsidiary. In turn, those results caused us to more urgently examine and re-examine everything—processes, properties, and people.

We've identified ways—big and small—to adjust and improve, including the regulatory integration of Enogex and Transok, which had operated as separate systems. Over the long term, we believe our natural gas operation is well positioned—geographically in Oklahoma's rich gas fields, and operationally in tandem with OG&E's premium electric assets—to deliver solid value.

The Case for Higher Rates

On the electric side of our business, 2001 brought a rate case. Regulators served notice that OG&E's Oklahoma rates would come under routine examination, because it had been five years since the last review.

We gave careful consideration to our situation before we responded with our request for a $22 million annual rate increase, citing the need for better security, increased spending on our infrastructure for improved reliability, and rising costs. If approved by the Oklahoma Corporation Commission, it would raise the average residential electric bill by about $2 a month.

Two days after we made our request we were hit with a massive ice storm, the cost of which will likely exceed $130 million. It is by far the costliest disaster in our company's history, and will cause us to seek financial relief in addition to our existing $22 million request.

1928



A number of commercial and municipally owned electric plants situated geographically near your Company's lines were acquired. Among the 55 communities added during the year, 20 received electric service for the first time.
—John M. O'Brien, President, 1928

OGE Common Stock 2001 Total Return Comparison



20%
10%
0%
-10%
-20%
-30%
OGE Energy Corp.
Dow Jones Utilities Average
Dow Jones Industrial Average
Jan 19
Feb 9
Mar 2
Mar 23
Apr 13
May 4
May 25
Jun 15
Jul 6
Jul 27
Aug 17
Sep 7
Sep 28
Oct 19
Nov 9
Nov 30
Dec 21

1943



Your management is convinced that the continued operation of this industry, under reasonable regulation, by private enterprise is of the utmost importance in the preservation of the American way of life.

—George A. Davis, President, 1943

OG&E last proposed a rate increase 16 years ago. Since then, under various regulatory agreements, OG&E's Oklahoma rates have been reduced eight times. It has been a period in our history when our employees' commitment to operational excellence has made OG&E an efficient, low-cost utility poised for competition.

Meanwhile, as rates declined, customer demand for electric power continued to grow. Peak demand has surged to record highs in the OG&E service area in each of the last four summers. New equipment to meet that demand is costly, but we have kept our commitment to meet our customers' needs by expanding capacity in our electric generation and delivery systems.

We also have made large expenditures for repairs to our system after a series of catastrophic storms. The six most damaging storms in our history have hit the OG&E service area since 1995, five of those since 1999. In fact, some of our people are still involved in the largest restoration in OG&E history. They're repairing 250 miles of cross-country transmission lines and support structures sent crashing to the ground by the ice storm of Jan. 30-31, 2002.

On top of record demand and unprecedented storm damage came the terror of Sept. 11. With our country under the threat of further attacks, we have studied our system and its role in the state, regional and national power grid. To better protect our people, our equipment, our customers, and your investment, we identified at least $10 million per year of necessary security improvements, some of which we have already made.

We believe our positions to be well reasoned and we're confident the Commission will fairly consider the interests of all who have a stake in a secure, reliable electric system in Oklahoma.

The Deregulation Delay

In 2001, Oklahoma joined a growing number of states, including Arkansas, with legislative action delaying the advent of competitive customer choice in electricity. Deregulation had originally been scheduled to begin in 2002, but the delay is expected to be three years or more.

As makers of public policy in the areas we serve continue to study the issues in search of an energy solution for the future, we'll be involved. We've been preparing our company for competition for the last several years and we'll be ready for any outcome, deregulated or otherwise.

One state that has not delayed electric deregulation is Texas. To be sure, government officials, consumers, investors, and energy companies in Oklahoma, Arkansas and elsewhere will be watching closely to see the results of customer choice there. If public opinion is to swing in favor of competition in electricity, it will get a boost if it succeeds in Texas.

1966



Your company consults regularly with the regulatory commissions to the end that rate structures may be maintained as sound and as low as good business judgment may dictate.

—Donald S. Kennedy, Chairman, 1966

Customer-focused Processes

Deregulation or no, electric wires, poles and substations will continue to be a regulated business with fees and standards set not by competition, but by government. Our history and our culture tell us to bring a competitive fire to it anyway. After all, it's up to us to maintain the continued trust of our customers and our investors.

That's why in the year ahead, our award-winning regulated utility operations will embark on a new initiative to get even better. A realignment of these operations is under way, to ensure that every activity is aligned with a customer-focused process.

Traditional utility work amounts to a wide variety of different tasks, with people focused on their jobs as specialists in what they do. We have a history of success operating this way, but in our quest to make a great operation even better, we will merge traditional operating departments, uniting them in business processes. In the long run, we believe the wires company with the best processes will be able to choose where it wants to grow.

Pipeline Performance

The unprecedented price environment in natural gas in the first quarter of 2001 got Enogex off to a bad start last year. Our natural gas operations rebounded to post break-even results in the second and third quarters, then moved back into the black in the fourth quarter. We believe we're on the right track, but there is plenty of work left to do.

Evaluation and improvement of business processes at Enogex are ongoing. The integration of Enogex and Transok into a single entity is part of the continuous effort to seek out all the synergies we can find. Certainly, we look forward to the start-up of two new independent gas-fired power plants this year, with Enogex as the exclusive fuel-transportation provider for both.

A Century of Service

As the people of OGE Energy Corp. observe the company's centennial this year, we do so with a great deal of pride in what has been accomplished, and with a great deal of confidence about what can be achieved.

We believe very strongly that you have made a good investment. Our track record is solid. Our values are sound. The people who work here are resilient, and so are the people we serve.

As we look ahead, we face a number of challenges, some presented to us and others we're taking on ourselves. As we look back, we remember that it's always been this way, and our people have always responded with resolve.

Sincerely,

Steven E. Moore
Chairman, President, and Chief Executive Officer

1986



OG&E, to be more competitive, will take advantage of opportunities that either evolve in the marketplace or we make for ourselves.
—James G. Harlow Jr., Chairman and President, 1986

In 2001, we extended our company's of technology to create long-term val

We're Here for the Long Haul

In 100 years, our company has built a solid track record of good service at a fair price, producing consistent, strong results. Ever since Edward H. Cooke registered incorporation papers for Oklahoma Gas and Electric Company on Feb. 27, 1902, the people of OGE have been known for their dedication to customer service.

In a century when Oklahoma pioneers plowed prairies and drilled oil fields, built industries and cities and traveled into space, the growth and change have been dramatic. At OGE, we have a big stake in a proud heritage, and in the exciting prospects ahead. Our 100th Anniversary is a celebration of hard-working people who have always made sure the old-fashioned idea of customer service has never gone out of style.

Storms—and Awards—Keep Rolling In

The past century brought many big storms to Oklahoma and Arkansas, but it's not really our nature to talk much about them. But here's an unmistakable fact: The six worst storms in our history have all come since 1995. We're still recovering from the ice storm of January 2002, our company's worst-


JOHNSTON
DRUG CO
KLEIN HARDWARE CO
KLEIN'S
DREAMLAND THEATRE
Main St. OKLAHOMA

long tradition of employing the power ue for customers and shareowners.

ever storm event and the second major ice storm in 13 months.

OG&E started 2001 with hundreds of people working to restore power after a Christmas Day 2000 ice storm hit southern and eastern Oklahoma on its way to further devastation in Arkansas. More than 141,000 of our customers lost their electricity in bitter cold conditions across 10,000 square miles.

It was not known, of course, that only five months later, back-to-back windstorms over Memorial Day weekend would come to many of the same areas and knock out power for even more customers. Together, the storms cost OG&E more than $25 million. On both occasions, our people cut short their holidays and got to work.

For the second time in three years, OG&E was recognized with the Edison Electric Institute Emergency Response Award. This annual award acknowledges OG&E's swift and safe response to the two disastrous storm events that put our people, our advance planning, and our emergency practices to the test.

1902



A new president, Theodore Roosevelt, led his nation into a new century, a champion of progressive reforms and a strong foreign policy. He liked to quote a favorite proverb, "Speak softly and carry a big stick." He was an advocate of the kind of strenuous life led by pioneers such as the people who lived and worked in Oklahoma Territory. Still five years away from statehood in 1902, the territory was being transformed into a bustling hub of commerce, agriculture and transportation. A brand-new company, Oklahoma Gas and Electric, supplied electric power to the capital of this exciting new destination, Oklahoma City.

OG&E in 2001 also proudly accepted the Stop Shock Award, given annually by SWESE, the Southwest Electric Safety Exchange, to recognize excellent safety records for electric utilities in seven states.

Taking New Steps with Technology

Also in 2001, OGE Energy Corp. extended its long tradition of employing the power of technology to contribute to long-term customer and shareowner value.

It was 1960 when OG&E installed its first IBM computer. It was 1996 when OGE Energy took a step few others in the industry had tried—enterprise software. The SAP system has become an information backbone linking dozens of vital components across our company. In 2001, we completed a major upgrade

Main Street, Oklahoma City, circa 1902.

of that system to make even better use of the real-time data on our company's billing cycle and revenue stream, purchasing and accounts payable, product inventories, human resources, payroll, and much more.

The enterprise software system is a powerful tool in our planning, accounting and decision-making. Its features help our managers to more effectively operate their businesses, with more accountability throughout the organization. The more experience our people gain with it, the more promise we believe it holds.

Now, it comes into direct contact with our electric customers, who have secure access to their accounts via the Internet. OG&E's online billing program enables customers to pay their bills, verify their account information, view their billing and payment history, and track their power consumption.

We see it as a big step in our quest to harness the power of technology, to ensure that OG&E continues its 100-year tradition of always working to become the utility of the future.

Customer-Focused Tools

In this report two years ago, we introduced new technology we believed would help us to provide our customers with faster, more reliable service. It's working.


19
(Democracy in Action) F. D. R.
FREEDOM
DEFENSE
RECOVERY



OG&E engineers and service truck, circa 1936.

36

Franklin D. Roosevelt, who was elected president at the depth of the Great Depression, won re-election to the White House in 1936 with a popular mandate to forge ahead with his "New Deal" programs to revive America's economy. This helped OG&E to increase electric sales and operating revenues for a third straight year. As Roosevelt said, "The only thing we have to fear is fear itself," and OG&E boldly extended its service area into northwestern Oklahoma by acquiring another electric company.

Whether we're responding to a request for new service, an isolated power outage, or the worst storm in company history, we've got great tools. Our leading edge customer service group is using digital maps of our electric infrastructure and transmitting information through our high-tech system control room and dispatch department to computer-equipped personnel in the field.

Our investment in all this hardware and software, and in training our people to use it, has produced well-coordinated, efficient and safe responses to customer calls for service. Now with our upgraded enterprise software, we're integrating all of our technologies and finding new ways to expand their scope to directly benefit customers.

In 2001, we launched System Watch™, an Internet-based tool for our customers to track the location, duration, and severity of power outages on our system in real time. They're using the same data our restoration professionals have at





their fingertips. The site also offers news and information, tips on how to cope with an outage, and illustrations of the power restoration process.

System Watch™ has received rave reviews and represents a big step toward the day when we hope to precisely and publicly predict the duration of outages and, perhaps, notify customers by cell phone or pager when their power is restored.

Customer-Focused Processes

Technology has no doubt hastened the pace of change, but there's one thing we don't ever intend to change. Over the last 100 years, we have developed an unwavering commitment to operational excellence and disciplined growth in our core businesses, electricity and natural gas.

In 2001 we began to focus on return on invested capital as a key measure of profitablility. This focus will result in a better alignment of our business segments, and adjustments to processes with specific plans to enhance profitability.

At OG&E and Enogex alike, this effort has already brought about some changes. In many cases, customer-focused processes will take the place of traditional business divisions.

1961



In a special message to a joint session of Congress on urgent national needs, President John F. Kennedy said, "This nation should commit itself to achieving the goal, before this decade is out, of landing a man on the moon and returning him safely to the earth." It was an ambitious plan requiring tremendous organization, hard work, and new technology. At the same time, OG&E was starting up its new IBM 1401 computer system. The new machine would record customer power usage, measure and predict peaks in demand. Operated by people embracing change, the computer represented the beginning of a technological revolution in the power industry.

One reason why we believe this is an exciting time to work for our companies is a strong sense that as we cross this 100-year milestone, we have the opportunity to be the premier energy supplier, focused on what customers demand. Our people will have at their disposal a large suite of powerful information technology to assist them, in a culture that embraces change and adheres to core values at the same time.

Market Forces

The fast pace of change means we've seen history in the making, first-hand. A once high-flying company seen as the flagship for the energy business in a "new economy" is mired in scandal. People are asking us what we think about it. Their hope seems to be that the same issues won't affect us.

We assure them they won't. As we have said all along, we didn't set out to build an energy-trading giant.

What we primarily set out to do with OGE Energy Resources was to build an energy marketing and trading business that would help us to maximize the productivity, efficiency and responsiveness of our natural gas and electricity assets in competitive energy markets.

OG&E power plant control room, circa 1961.

2002 and Beyond



President George W. Bush reports that "our nation is at war, our economy is in recession, and the civilized world faces unprecedented dangers. Yet the state of our Union has never been stronger." OGE Energy Corp. observes its 100th anniversary with a strong sense of history and pride that fuels a resolve to overcome today's challenges and build for tomorrow. The company's employees are engaged in a wide range of initiatives to refine processes and harness the power of technology to compete every day for the continued allegiance of customers and investors alike.

We are confident that over the long term, we will be able to deliver real results with real assets, positioned together in one of our nation's great energy-producing regions. Our marketing operation's charge is to work with our pipelines and power plants to deliver energy solutions to customers, manage risk effectively and trade profitably.

100 Years and Counting

Observing a centennial isn't necessarily easy: How to celebrate a proud history without seeming to be stuck in the past? How to look bravely to the future without appearing to ignore what brought us here?

It comes down to one of our old strengths: balance.

We balance our strong commitment to a healthy environment with a strong desire to provide reliable service at reasonable rates. We balance a thirst for risk and growth with a hunger for strength and stability. We balance the interests of our investors with the interests of our customers, knowing our success is found in a strong commitment to both.

And on our 100th anniversary, we proudly recall achievements made by the people who built this great company, recognizing that it's up to us to keep it going strong. It is our privilege to have the opportunity to make it even better, and we plan to do so.

History in the Making

A thick band of warm, moist air, towering high over the Midwest, brought heavy rainfall across a wide area on Jan. 30 and 31, 2002. At the same time, a frigid blast of arctic air raced close to the ground across the Great Plains.

The disastrous result: thick coatings of ice covered tens of thousands of square miles in Kansas and Oklahoma. Mighty oaks cracked to pieces. Utility poles and power lines crashed to the ground.

Some 200,000 OG&E customers lost power. The cost of restoring service will likely surpass $130 million. It was by far the most catastrophic storm in the 100-year history of OG&E.

Heavy ice destroyed more than 1,700 transmission structures and put more than 250 miles of OG&E's cross-country high lines on the ground. In at least 60 OG&E cities and towns, hundreds more miles of power lines gave way in the collapse of 6,000 distribution poles.

More than 2,000 people were involved in the response.

It took more than a week for the lights to come back on in some areas. It will be months before the full restoration is complete. And it will be a lot longer than that before anyone forgets the ice storm of 2002.

OG&E ice storm restoration near Enid, Oklahoma, 2002.



Summary of OGE Energy Corp. 2001 Analysis, Financial Overview, Results

This abbreviated financial presentation should not be considered a substitute for the full Management's Discussion and Analysis, Financial Statements and notes distributed to all shareowners as an appendix to the proxy statement and included in our annual Form 10-K filing with the Securities and Exchange Commission. A copy of the Form 10-K and/or appendix to the proxy statement that includes full financial statements can be obtained by calling (405) 553-3211 or through the Internet at www.oge.com.

Management's Discussion and Analysis

OGE Energy Corp. (collectively with its subsidiaries, the "Company") is an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central United States. The Company conducts these activities through two business segments, the electric utility and the energy supply segments.

The electric utility segment generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas. Its operations are conducted through Oklahoma Gas and Electric Company ("OG&E") and are subject to the jurisdiction of the Oklahoma Corporation Commission ("OCC"), the Arkansas Public Service Commission ("APSC") and the Federal Energy Regulatory Commission ("FERC").

The energy supply segment produces, gathers, processes, transports, markets and stores natural gas and produces, transports, and markets natural gas liquids. These operations are conducted primarily through Enogex Inc. and its subsidiaries ("Enogex"). Enogex is also involved in commodity sales and services related to natural gas and electric power, primarily through its subsidiary, OGE Energy Resources Inc. ("OERI").

The Company's business strategy is to assemble a portfolio of assets, people, skills and customers that create optimal value from the convergence occurring in the electricity and natural gas markets. The Company believes its converged portfolio is well positioned to take advantage of opportunities in the south central United States.

OG&E continues to substantially impact the financial results and condition of the Company. OG&E is the largest electric utility in Oklahoma and its franchised service territory includes the Fort Smith, Arkansas area, which is the second largest market and an area of high growth in that state. OG&E is expected to grow moderately, consistent with historic trends. Expansion will primarily result from continued economic growth in its service territory. The citizens of Oklahoma recently passed a "right to work" referendum. This action along with other initiatives is intended to enhance the state's ability to promote itself as a business-friendly location.

Enogex owns and operates the tenth largest natural gas pipeline system in the United States in terms of miles of pipe in service. Enogex has a significant investment in natural gas gathering, processing, transmission and storage in the major gas producing basins of Oklahoma, as well as gathering and processing operations in west Texas. Enogex also has a seventy-five percent interest in the NOARK Pipeline System Limited Partnership, which owns the Ozark Gas Transmission System ("Ozark"). Ozark is a FERC regulated interstate pipeline that is operated by Enogex, and is located from southeast Oklahoma through Arkansas and terminates just across the state line in southeast Missouri. Enogex, through its affiliate OERI, markets energy products, including natural gas and electric power, and provides energy related services for corporate commodity price risk management and energy forward price evaluations. Enogex

Management's Discussion and of Operations, and Outlook for 2002

also has investments in exploration and production of natural gas and oil with properties located primarily in Michigan and Oklahoma.

Forward-Looking Statements

Except for the historical statements contained herein, the matters discussed in this report, including particularly the information under the caption "2002 Outlook," are forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate", "estimate", "objective", "possible", "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; prices of electricity, natural gas and natural gas liquids, each on a stand-alone basis and in relation to each other; business conditions in the energy industry; competitive factors including the extent and timing of the entry of additional competition in the markets served by the Company; unusual weather; state and federal legislative and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the Company's markets; and the other risk factors listed in the reports filed by the Company with the Securities and Exchange Commission.

Overview

The Company reported earnings of $1.29 a share in 2001, a 31.7 percent decrease from $1.89 a share in 2000. The reduced earnings reflect lower revenues at Enogex and increased operating expense at both OG&E and Enogex.

OG&E contributed $1.55 in earnings per share in 2001, down from $1.83 in 2000. The decrease in earnings was primarily attributable to lower kilowatt-hour sales to OG&E's electric customers ("system sales") due to milder weather and higher operating and maintenance expense. Revenues at OG&E were also partially offset by state regulatory action that reduced recoveries under rate riders previously established by the OCC.

Enogex operations resulted in a loss of $0.06 per share in 2001, down from earnings of $0.25 per share in 2000. As described below, the loss at Enogex was attributable primarily to poor fractionation spreads in its gas processing business. Enogex earnings also were adversely affected by lower margins in its energy marketing and trading business compared to 2000.

The results on a stand-alone basis of the Company (i.e., as a holding company), which has expenses but no revenues, reflect a loss of $0.20 per share in 2001, compared to a loss of $0.19 per share in 2000. These results are primarily due to interest and tax expenses.

The dividend payout ratio (expressed as a percentage of earnings available for common shareholders) was 103 percent in 2001 as compared to 70 percent in 2000. The Company's desired dividend payout ratio is 75 percent or below based on the current business environment. Future dividend action will be dependent primarily on two factors. First, the appropriate payout ratio will be determined by the pace and structure of the deregulation of the electric utility business. Second, the payout rates will continue to be based on current and anticipated operating results. Based on current assessment of these as well as other factors, management believes the current dividend level of $1.33 will be maintained; however, decisions regarding the payment level of dividends will be made by the board of directors from time to time based on results of operations, financial position, cash flows and other relevant factors.

2002 Outlook

The Company expects that earnings in 2002 will be between $1.60 and $1.80 per share, assuming normal weather in the electric utility service area. The Company anticipates a contribution of approximately $1.60 per share from OG&E, $0.30 per share from Enogex and ($0.20) per share from results on a stand-alone basis as a holding company. The Company also expects to maintain its annual dividend of $1.33 per share.

The foregoing estimate of earnings per share assumes OG&E's revenues will increase primarily due to growth in the number of customers and usage by existing customers and a return to more normal weather. Revenues will be partially offset by the expiration of the Generation Efficiency Performance Rider in mid 2002.

On January 28, 2002, the Company filed documentation with the OCC requesting a $22 million annual rate increase. Approximately $10 million of this total relates to enhanced security as a result of the September 11, 2001 terrorist attacks and approximately $12 million of this total relates to increased capacity needs and reliability upgrades. The Company's filing reflected that final testimony in support of the enhanced security request would be filed in late April 2002. The OCC Staff determined that since testimony regarding enhanced security would not be available until after the January 28, 2002, deadline for the OG&E filing, the request for recovery of enhanced security costs should be made in a separate filing. The Company's filing also outlined several new customer programs and offered not to seek another rate increase for at least three years. A final order in this case is not expected before summer 2002. The 2002 earnings outlook for OG&E does not take into account any changes in rates that may result from this proceeding.

During 2002 and without regard to the ice storm detailed below, the Company expects OG&E's operating and maintenance expense to remain relatively flat at the 2001 level with increased property and casualty insurance premiums largely as a result of the September 11, 2001 terrorist attacks being offset by lower bad debt expense.

In January 2002, a significant ice storm hit OG&E's service territory. This ice storm inflicted major damage to the transmission and distribution infrastructure. Total expenditures are currently estimated at $136 million. Based on current estimates, the vast majority of these expenditures for restoration of the utility's system will be capitalized as part of the utility's plant. The Company believes that the capital costs will be considered in the pending rate case. The remaining costs will be deferred pending regulatory approval of a recovery plan. The Company's earnings estimates for 2002 do not include any of the costs associated with the ice storm.

Beginning with the first quarter of 2002, Enogex's operations will be reported into four activities: Transportation and Storage, Gathering and Processing, Marketing and Trading and Exploration and Production. During 2002, the Company expects approximately 64 percent of Enogex's earnings before interest and taxes ("EBIT") to be generated by Transportation and Storage due to increased revenues attributable to, among other things, two new long-term transportation contracts with independent power producers. Enogex utilizes natural gas storage both to capture price differentials between periods and to support transmission operations.

The Company's earnings estimate for 2002 assumes a fractionation spread (i.e., the value of liquids after they are processed out of natural gas, less the gas itself) of $1.531 per MMbtu. A $0.10 per MMbtu change in the fractionation spread generally increases or decreases gross margin on revenues by approximately $2.3 million.

In 2002, Enogex also began charging pipeline shippers a treating fee for gas that requires processing for delivery into interstate pipelines when the fractionation spreads are not sufficient to cover the cost of processing the gas, as was experienced in 2001. The Company expects approximately eight percent of Enogex's EBIT to be generated by Marketing and Trading through improved gas marketing efforts.

During 2002, the Company expects Enogex to continue to improve its operational performance by reducing the volatility related to natural gas processing. The Company continually monitors the market instruments available to hedge the fractionation spread, however, at this time there are no products available that in management's opinion satisfactorily accomplish this objective. Also, effective January 1, 2002, the Enogex and Transok pipeline systems have been merged to simplify for both Enogex and its customers the administration and operation of maintaining two separate pipelines.

Results of Operations

In reviewing its operating results, the Company believes that it is appropriate to focus on operating income and EBIT as reported on its Consolidated Statements of Income. Operating income for 2001 was $278.0 million compared to $349.8 million in 2000 and $338.2 million in 1999. EBIT were $276.0 million, $352.4 million and $338.6 million for 2001, 2000 and 1999, respectively. The only difference between operating income and EBIT is the inclusion in EBIT of certain minor non-operating activities.

OG&E's EBIT decreased approximately $34.2 million in 2001 compared to 2000. The decrease in EBIT was primarily attributable to lower system sales due to milder weather and to higher operating and maintenance expense.

Enogex's EBIT for 2001 was $42.3 million, which was $41.7 million or 50 percent less than in 2000. This decline was primarily due to unfavorable market conditions in natural gas processing.

During 2001, the EBIT contribution for the processing group of Enogex dropped from a record level of $68.3 million in 2000, to a loss of $0.2 million. This reduction was attributable to poor fractionation spreads in 2001, which resulted in lower gross margins for natural gas processing. Fractionation spreads are the value of liquids after they are processed out of natural gas, less the price of the gas itself. During the first quarter of 2001, these spreads were negative.

OERI's marketing and trading activities contributed a loss of $4.8 million to Enogex's EBIT for 2001, compared to a $5.4 million positive contribution in 2000. This decline of approximately $10.2 million was due to the inability to generate natural gas, crude oil and electric power trading margins sufficient to cover the cost of operations. OERI's trading activities are conducted throughout the year subject to a $4 million annual trading loss limit. The daily loss exposure is measured using value at risk and other quantitative risk measurement techniques. Accordingly, the trading operations of OERI should not significantly contribute adversely to EBIT.

Market Risk

The risk management process established by the Company is designed to measure both quantitative and qualitative risks in its businesses. A senior risk management committee has been established to review these risks on a regular basis. The Company is exposed to market risk, including changes in certain commodity prices and interest rates.

To manage the volatility relating to these exposures, the Company enters into various derivative transactions pursuant to the Company's policies on hedging practices. Derivative positions are monitored using techniques such as mark-to-market valuation, value-at-risk and sensitivity analysis.

The Company's exposure to changes in interest rates relates primarily to long-term debt obligations and commercial paper. The Company manages its interest rate exposure by limiting its variable-rate debt to a certain percentage of total capitalization and by monitoring the effects of market changes in interest rates. The Company may utilize interest rate derivatives to alter interest rate exposure in an attempt to reduce interest rate expense related to existing debt issues. Interest rate derivatives are used solely to modify interest rate exposure and not to modify the overall leverage of the debt portfolio.

Contingencies

The company has exposure to a number of contingencies which are fully discussed in theManagement's Discussion and Analysis and the Notes to Financial Statements contained in the appendix to the proxy and Form 10-K.

Condensed Consolidated Statements of Income

Year ended December 31 *(dollars in thousands except per share data)*	2001	2000	1999
Operating Revenues	**$ 3,182,363**	$ 3,298,727	$ 2,172,434
Cost of Goods Sold	**2,266,143**	2,356,160	1,290,608
Earnings Before Interest and Taxes	**275,989**	352,416	338,645
Net Interest Income (Expenses)	**(122,835)**	(128,876)	(97,442)
Income Tax Expense	**52,583**	76,505	89,944
Net Income	**$ 100,571**	$ 147,035	$ 151,259
Earnings per Average Common Share	**$ 1.29**	$ 1.89	$ 1.94

Condensed Consolidated Balance Sheets

December 31 *(dollars in thousands)*	2001	2000	1999
Assets			
Total Current Assets	**$ 478,527**	$ 864,296	$ 503,660
Other Property and Investments, at cost	**40,318**	36,980	31,012
Net Property, Plant and Equipment	**3,263,748**	3,219,464	3,241,987
Total Deferred Charges	**213,999**	198,890	144,675
Total Assets	**$ 3,996,592**	$ 4,319,630	$ 3,921,334
Liabilities and Stockholders' Equity			
Total Current Liabilities	**$ 599,738**	$ 809,932	$ 1,076,861
Long-term Debt	**1,526,303**	1,648,523	1,140,532
Total Deferred Credits and Other Liabilities	**829,982**	796,867	684,562
Total Stockholders' Equity	**1,040,569**	1,064,308	1,019,379
Total Liabilities and Stockholders' Equity	**$ 3,996,592**	$ 4,319,630	$ 3,921,334

Condensed Consolidated Statements of Cash Flows

Year ended December 31 *(dollars in thousands)*	2001	2000	1999
Cash and Cash Equivalents at Beginning of Period	**$ 454**	$ 7,271	$ 378
Net cash provided from operating activities	**537,767**	211,941	224,253
Net cash used in investing activities	**(223,252)**	(155,261)	(710,098)
Net cash provided from (used) in financing activities	**(282,476)**	(63,497)	492,738
Cash and Cash Equivalents at End of Period	**$ 32,493**	$ 454	$ 7,271

Report of Independent Public Accountants

ARTHUR ANDERSEN LLP

To the Shareowners of
OGE Energy Corp.:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets and statements of capitalization of OGE Energy Corp. and subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for the years then ended (not presented herein) and, in our report dated January 24, 2002, we expressed an unqualified opinion on those statements. In our opinion, the information set forth in the condensed financial statements on page 20 is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

Arthur Andersen LLP

Oklahoma City, Oklahoma,
January 24, 2002

The history of OGE Energy is one of

(dollars in thousands except per share data)	2001	2000	1999	1998
Selected Financial Data				
Operating revenues	$ 3,182,363	$ 3,298,727	$ 2,172,434	$ 1,617,737
Cost of goods sold	2,266,143	2,356,160	1,290,608	772,168
Gross margin on revenues	916,220	942,567	881,826	845,569
Other operating expenses	638,205	592,746	543,661	506,112
Operating income	278,015	349,821	338,165	339,457
Other income and deductions	2,375	6,383	3,317	5,758
Interest charges	127,236	132,664	100,279	70,699
Net income	100,571	147,035	151,259	165,872
Preferred dividend requirements	–	–	–	733
Earnings available for common	$ 100,571	$ 147,035	$ 151,259	$ 165,139
Long-term debt	$ 1,526,303	$ 1,648,523	$ 1,140,532	$ 935,583
Total assets	$ 3,996,592	$ 4,319,630	$ 3,921,334	$ 2,983,929
Earnings per average common share	$ 1.29	$ 1.89	$ 1.94	$ 2.04
Common Stock Statistics				
Dividends declared per share	$ 1.33	$ 1.33	$ 1.33	$ 1.33
Dividends paid per share	$ 1.33	$ 1.33	$ 1.33	$ 1.33
Allowance for funds used during construction per average share, net	$ 0.01	$ 0.03	$ 0.01	$ 0.01
Book value	$ 13.34	$ 13.66	$ 13.09	$ 12.91
Market price	$ 23.080	$ 24.440	$ 19.000	$ 29.000
Price/Earnings ratio	17.9	12.9	9.8	14.2
Average shares outstanding (thousands)	77,929	77,864	77,916	80,772
Actual shares outstanding (thousands)	77,992	77,922	77,863	80,798
Number of shareowners	33,945	36,326	37,233	39,008
Capitalization Ratios				
Common equity	40.54%	39.23%	47.20%	52.72%
Cumulative preferred stock	–	–	–	–
Long-term debt	59.46%	60.77%	52.80%	47.28%
Interest Coverages				
Before federal income taxes (including AFUDC)	2.20X	2.66X	3.39X	4.84X
(excluding AFUDC)	2.19X	2.64X	3.38X	4.82X
After federal income taxes (including AFUDC)	1.79X	2.09X	2.50X	3.31X
(excluding AFUDC)	1.78X	2.07X	2.49X	3.30X
Miscellaneous Statistics				
Customers	709,797	702,402	697,995	696,100
Kwh sales (millions)	24,941	25,258	23,842	24,370
Generating capability (mw):				
Year end	5,732	5,781	5,513	5,561
Time of peak	5,732	5,716	5,561	5,647
Peak demand (mw)	5,788	5,754	5,748	5,529
Fuel (Generation only):				
Mix (kwh generated):				
Gas	27%	26%	29%	32%
Coal	73%	74%	71%	68%
Cost per million Btu:				
Gas	$ 4.91	$ 4.93	$ 3.14	$ 2.83
Coal	$ 0.81	$ 0.87	$ 0.85	$ 0.85
Weighted average	$ 1.97	$ 1.96	$ 1.54	$ 1.48
Construction expenditures (thousands)	$ 225,059	$ 179,471	$ 181,163	$ 235,231
Average residential customer sales (annual):				
Revenue	$ 952.32	$ 957.54	$ 860.98	$ 900.94
Usage (kwh)	13,131	13,264	12,546	13,342
Price per kwh (cents)	7.25	7.22	6.86	6.75

consistent financial performance.

1997	1996	1995	1994	1993	1992	1991
$1,443,610	$1,387,435	$1,302,037	$1,355,168	$1,447,252	$1,314,984	$1,314,770
673,034	618,496	564,334	606,074	742,207	657,291	620,175
770,576	768,939	737,703	749,094	705,045	657,693	694,595
502,126	489,493	466,739	476,557	437,753	420,483	405,794
268,450	279,446	270,964	272,537	267,292	237,210	288,801
5,047	97	800	(2,167)	(1,301)	(567)	(471)
66,495	67,984	77,691	74,514	79,575	76,725	76,700
132,550	133,332	125,256	123,785	114,277	99,712	133,916
2,285	2,302	2,316	2,317	2,317	2,317	2,317
$ 130,265	$ 131,030	$ 122,940	$ 121,468	$ 111,960	$ 97,395	$ 131,599
$ 841,924	$ 829,281	$ 843,862	$ 730,567	$ 838,660	$ 838,654	$ 853,597
$2,765,865	$2,762,355	$2,754,871	$2,782,629	$2,731,424	$2,590,083	$2,566,089
$ 1.61	$ 1.62	$ 1.52	$ 1.50	$ 1.39	$ 1.21	$ 1.63
$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.30
$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.29
$ 0.01	$ 0.01	$ 0.02	$ 0.02	$ 0.01	$ 0.01	$ 0.04
$ 12.20	$ 11.91	$ 11.61	$ 11.42	$ 11.24	$ 11.18	$ 11.30
$ 27.343	$ 20.875	$ 21.500	$ 16.563	$ 18.500	$ 17.063	$ 22.000
16.9	12.8	14.1	11.0	13.3	14.1	13.5
80,746	80,734	80,712	80,688	80,656	80,620	80,596
80,772	80,758	80,746	80,708	80,692	80,658	80,620
41,893	44,544	44,594	44,464	36,201	37,081	37,086
52.50%	52.26%	51.19%	54.13%	50.51%	50.36%	50.20%
2.63%	2.68%	2.73%	2.94%	2.78%	2.79%	2.75%
44.87%	45.06%	46.08%	42.93%	46.71%	46.85%	47.05%
4.11X	4.07X	3.48X	3.59X	3.32X	3.05X	3.66X
4.10X	4.06X	3.46X	3.58X	3.32X	3.04X	3.63X
2.98X	2.94X	2.59X	2.64X	2.43X	2.29X	2.70X
2.97X	2.93X	2.57X	2.62X	2.42X	2.28X	2.66X
690,200	683,788	676,950	669,705	658,713	652,187	645,955
23,385	23,016	22,680	21,199	23,306	23,378	22,082
5,647	5,647	5,647	5,637	5,637	5,653	5,655
5,647	5,647	5,647	5,637	5,653	5,655	5,628
5,287	5,150	5,130	5,060	5,010	4,550	4,680
19%	21%	23%	28%	30%	30%	39%
81%	79%	77%	72%	70%	70%	61%
$ 4.01	$ 3.61	$ 3.19	$ 3.58	$ 3.64	$ 3.48	$ 3.14
$ 0.84	$ 0.83	$ 0.83	$ 0.78	$ 1.16	$ 1.18	$ 1.21
$ 1.39	$ 1.45	$ 1.41	$ 1.58	$ 1.92	$ 1.88	$ 1.96
$ 163,571	$ 150,174	$ 153,518	$ 136,340	$ 128,142	$ 140,251	$ 115,342
$ 801.74	$ 817.62	$ 811.10	$ 828.86	$ 861.72	$ 779.21	$ 828.26
12,133	12,178	11,786	11,724	11,688	10,664	11,587
6.61	6.71	6.88	7.07	7.37	7.31	7.15

Our management and board of directors

Corporate Management

Steven E. Moore
Chairman of the Board,
President, and Chief
Executive Officer
OGE Energy Corp.,
OG&E Electric Services

Al M. Strecker
Executive Vice President,
Chief Operating Officer
OGE Energy Corp.,
OG&E Electric Services

James R. Hatfield
Senior Vice President,
Chief Financial Officer
OGE Energy Corp.,
OG&E Electric Services

Roger A. Farrell
President and
Chief Executive Officer
Enogex Inc.

David E. Garcia
Group President
OGE Energy
Resources Inc.

Jack T. Coffman
Senior Vice President
Power Supply
OG&E Electric Services

Melvin D. Bowen Jr.
Vice President
Electric Services
OG&E Electric Services

Michael G. Davis
Vice President
Process Management
OGE Energy Corp.,
OG&E Electric Services

Irma B. Elliott
Vice President and
Corporate Secretary
OGE Energy Corp.,
OG&E Electric Services

Steven R. Gerdes
Vice President
Shared Services
OGE Energy Corp.,
OG&E Electric Services

David J. Kurtz
Vice President,
Business Development
OGE Energy Corp.

Donald R. Rowlett
Vice President, Controller
OGE Energy Corp.,
OG&E Electric Services

Eric B. Weekes
Treasurer
OGE Energy Corp.,
OG&E Electric Services

Don L. Young
Internal Audit Officer
OGE Energy Corp.,
OG&E Electric Services

Gary D. Huneryager
Assistant Internal Audit Officer
OGE Energy Corp.
OG&E Electric Services

Board of Directors

Steven E. Moore
Chairman of the Board,
President and Chief
Executive Officer

Herbert H. Champlin[1,3]
President,
Champlin Exploration Inc.
Enid, Oklahoma

Luke R. Corbett[1,3]
Chairman and
Chief Executive Officer,
Kerr-McGee Corporation,
Oklahoma City
Chairman, Compensation Committee

William E. Durrett[1,3]
Senior Chairman of
the Board,
American Fidelity
Corporation,
Oklahoma City

Martha W. Griffin[2,3]
Owner, Martha Griffin
White Enterprises,
Muskogee, Oklahoma
Chairman, Nominating Committee

Hugh L. Hembree III[2,3]
Managing Partner,
Sugar Hill Partners
Fort Smith, Arkansas

Robert Kelley[1,3]
President,
Kellco Investments Inc.
Ardmore, Oklahoma
Chairman, Audit Committee

Ronald H. White, M.D.[1,2]
President and Chief Executive
Officer, Cardiology Inc.,
Oklahoma City

J. D. Williams[1,2]
Firm Founder
Williams and Jensen PC,
Washington, D.C.

[1]Member of the Audit Committee [2]Member of the Nominating Committee [3]Member of the Compensation Committee

Investor information

Annual Meeting
The annual meeting of shareowners is scheduled for 10 a.m. Thursday, May 16, 2002, at the Omniplex, 2100 NE 52nd St., Oklahoma City. The Board of Directors will request proxies for this meeting and statements will be mailed to shareowners on or about April 4, 2002.

Ticker Symbol Information
The New York Stock Exchange and the Pacific Exchange list OGE Energy Corp. common stock for trading under the symbol OGE. Quotes appear in daily newspapers where the common stock is listed as OGE Engy in the New York Stock Exchange table.

Stock Exchange Listings
New York Stock Exchange
OGE Energy Corp.
Common stock

OGE LISTED NYSE

OGE Capital Trust I
8.375% trust preferred securities

Pacific Exchange
OGE Energy Corp.
Common stock

Form 10-K
A copy of the Annual Report to the Securities and Exchange Commission, Form 10-K, will be furnished without charge to any shareowner upon written request. Please write:
OGE Energy Corp.
Treasurer's Office, MC-501
P. O. Box 321
Oklahoma City, OK 73101-0321

Stock Purchase Plan
This plan offers a convenient and economical way to buy and sell OGE Energy Corp. common stock. To enroll, investors are required to make a minimum initial investment of $250. Once enrolled, participants may make optional investments from at least $25 per investment up to a maximum of $100,000 per year. Additional investments may be made electronically via Internet account access. Participants may choose to have all or any portion of their dividends reinvested. Additional features of the plan include: certificate safekeeping, automatic monthly investments and direct deposit of dividends.

Online enrollment and plan materials are available on the Internet at www.oge.com or a prospectus and enrollment packet may be obtained by calling 1-800-842-7629 or by completing and returning the enclosed business reply card. Please read the prospectus carefully before enrolling in the plan.

Shareowner Information
Shareowners with questions or in need of assistance concerning their OGE stock accounts should contact OGE's transfer agent, registrar and dividend disbursing agent at:

Mellon Investor Services
P. O. Box 3337
South Hackensack, NJ 07606
Phone toll free: 1-888-216-8114
Internet account access:
https://vault.melloninvestor.com/isd
or www.oge.com

Dividend Direct Deposit
Shareowners may have their dividends deposited directly into their checking, savings or money market accounts. To take advantage of this service, please contact the transfer agent.

Duplicate Annual Reports
Annual reports are typically mailed for each separate shareowner registration. To eliminate duplicate mailings please contact the transfer agent.

Additional Information
Shareowners with questions and comments may contact OGE Energy Corp. shareowner relations at (405) 553-3211. Analysts, brokers and institutional investors may contact Eric Weekes, treasurer, at (405) 553-3581.

OGE Energy Corp. employees are consistently generous contributors to United Way drives. In 2001 our company's employees pledged nearly $720,000 to United Way campaigns in communities where they live and work.

Printed with vegetable-based inks on recycled paper.

OG&E®

P. O. Box 321
Oklahoma City, Oklahoma
73101-0321
(405) 553-3000